Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

March 21, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Kathleen Collins

Thomas Ferraro

April Coleman

Re:                             Avistar Communications Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 25, 2005

File No. 000-31121

Dear Ms. Collins:

On behalf of Avistar Communications Corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”). The comments addressed herein were communicated during a conference call held on Tuesday March 7, 2006 among representatives of the Staff, the Company, KPMG LLP, Burr Pilger & Mayer LLP (BPM) and Wilson Sonsini Goodrich & Rosati, P.C., the Company’s counsel.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K.

Overview of the Nature of the Company’s Business

(from the Company’s 2004 Form 10K):

Avistar develops, markets and supports an integrated suite of vBusiness – video-enabled eBusiness – applications, all powered by the AvistarVOS™ software. From the desktop, Avistar delivers TV-quality interactive video calling, content creation and publishing, broadcast origination and distribution, video-on-demand, and integrated data sharing. The Avistar video and data collaboration applications are all managed by the AvistarVOS video operating system. By integrating video tightly into the way they work,

Avistar’s customers can use its system to save costs and improve productivity and communications within the enterprise and between enterprises to enhance relationships with customers, suppliers and partners. Using AvistarVOS software and leveraging video, telephony and Internet networking standards, Avistar applications are designed to be scalable, reliable, cost effective, easy to use, and capable of evolving with communications networks as bandwidth increases and as new standards and protocols emerge. Avistar currently sells its system directly to enterprises in selected strategic vertical markets, and has focused initially on the financial services industry. Avistar’s objective is to establish its technology as the standard for networked video through direct sales, indirect channel sales/partnerships and the licensing of its technology to others.

Avistar operates in two segments. Avistar Communications Corporation engages in the design, development, manufacture, sale and marketing of networked video communications products and associated support services. Collaboration Properties, Inc., or CPI, Avistar’s wholly owned subsidiary, engages in the prosecution, maintenance, support and licensing of the intellectual property that Avistar has developed, some of which is used in its products.

Since inception, Avistar has recognized the innovative value of its research and development efforts, and has invested in securing protection for these innovations through domestic and foreign patent application and issuance. As of December 31, 2004, Avistar/CPI held 66 U.S. and foreign patents, which they look to license to others in the collaboration technology marketplace.

Condensed Financial Information as of and for the Period Ended 12/31/04

(in $000’s):

Assets:	$24,211	Gross Margin:	$3,524
Stockholder’s Equity:	514	Net Loss:	(8,706)
Revenues:	6,896	MarketCap (@12/31/05):	51,500

Timing Considerations:

Expedited review and closure on the matter discussed in this correspondence is respectfully requested in order for the Company to make a timely filing of its 2005 Form 10-K. Both KPMG and Burr Pilger & Mayer have advised the Company that they will defer their opinion on the Company’s financial statements for 2005 until the Staff has issued a letter closing this matter.

Facts and Circumstances Surrounding Settlement:

In November 2004, Polycom Inc. and CPI, Avistar’s intellectual property subsidiary (separately reported as a segment in SEC filings) entered into a Settlement and Cross-Licensing Agreement. The effect of the agreement was to conclude litigation asserting that Polycom’s products infringed four specific CPI patents, requiring Polycom to take and pay for the use of Avistar /CPI’s protected intellectual property. Polycom paid CPI /Avistar $27.5 million for the use of CPI’s entire portfolio of existing patents for worldwide sales of their products. Avistar received similar rights to Polycom’s patent portfolio, but paid nothing. Additionally, it was agreed that new Polycom and CPI patents, with a priority date within five years of the date of the agreement, would be licensed to the other party without additional monetary consideration.

The patents involved in the Polycom litigation relate to the following software functionality:

U.S. Patent 6,212,547 (UTP-Based Video and Data Conferencing) addresses multimedia conferencing systems that include both video conferencing and data conferencing. The patent covers computer-based data conferencing software running on at least one processor and displaying shared data information on visual display devices (such as a computer screen).

U.S. Patent 5,867,654 (Two Monitor Videoconferencing Hardware) is similar, but involves configurations where the computer-based data conferencing software displays the shared data information on one display (such as a computer screen) while video conferencing images appear on a separate display (such as a video monitor).

U.S. Patent 5,896,500 (System for Call Request Which Results in First and Second Call Handle Defining Call State Consisting of Active or Hold for its Respective AV Device) addresses software for decentralized control of videoconferencing calls applicable to internet implementation as well as for implementing flexible software-defined video call control.

U.S. Patent 6,343,314 (Remote Participant Hold and Disconnect During Videoconferencing) addresses user interface software for controlling the status of remote participants in video and multimedia conferences. The software features covered allow any participant in the video or multimedia conference call to use their computer to put on hold or hang up any other participant in the conference call.

Comment No. 1:

The Staff has asked the Company to explain the basis for allocating no proceeds to the litigation settlement and why it is appropriate to account for the Settlement Agreement as a revenue transaction versus as other income.

Company’s Response

The Company concluded that the Polycom Settlement and Cross-Licensing transaction represented the generation of licensing revenue, relating to three elements:

1)              Backward-looking usage of Avistar’s technologies by Polycom, relating to the four patents that were asserted as being infringed upon, for Polycom’s sales in the United States;

2)              future use of the CPI entire patent portfolio which consisted of sixty-five patents at the time of the agreement for Polycom’s world-wide sales;  and

3)              future use of future, unspecified patents with a priority date falling within the five year capture period (five years from the date of the agreement, or November 2004 to November 2009).

The nature of element (1) is similar to (2) and (3) in that Polycom is paying for the use of CPI’s patents. Management concluded that element (1) should be recorded as revenue based on the following:

•                 CPI is in the business of licensing the Company’s technology, including, when necessary, entering into litigation against those unrightfully using CPI’s technology without paying license fees or royalties. As such, licensing technology and enforcing its patents is CPI’s ongoing major or central operations. As stated in paragraph 79 of Concept Statement No. 7, “Revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entities ongoing major or central operations.”

•                 The timing and the actions that generated the cash payment should not impact the P&L classification. In other words, if another company uses CPI’s patents and pays a royalty upfront, there would be no question that these payments would be classified as revenue. If another company inadvertently or knowingly uses CPI’s patents and does not pay until CPI demands payment via negotiation or litigation, the nature of the service (the right to use the patents) is the same and should be consistently classified as revenue.

•                 Other SEC registrants have similar business models and also include the settlements in revenue, including Rambus and Qualcomm.

•                 CPI is a stand-alone reporting segment of Avistar under SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”. The Company expects settlements, or payments for back royalties, to regularly occur. Including these payments as being “non-operating” would be inappropriate given that it is the only operation of the segment. Similarly, showing the settlements as an off-set to operating costs would be unusual as (1) the payments are not cost reimbursements and (2) CPI may report consistent credits in operating expenses to the extent settlements are in excess of expenses.

•                 CPI’s business activity in the area of intellectual property prosecution (obtaining additional patents), licensing and defense has been active in the period since the Polycom agreements. Six patents have been issued since the Polycom agreements and licensed to Polycom, consistent with the agreements. Twenty-five additional patents are in varying stages of review and issuance by the U.S. Patent Office. One additional licensing arrangement has been concluded with VCON Ltd., and subsequently assigned to VCON-Emblaze Ltd., VCON’s successor company. One litigation has been commenced against Tandberg ASA, and Tandberg, Inc. in defense of three patents that the Company asserts are being infringed upon by Tandberg’s products. Two additional companies have offered licensing arrangements that are being further considered and negotiated by CPI. Seven additional companies have formally been put on notice of asserted patent infringement. One of these seven companies subsequently went bankrupt, five are in negotiations with the Company, and one company has acknowledged receipt of the notification of infringement claims, but has not yet engaged with CPI to rectify the asserted infringement. CPI intends to vigorously pursue additional patents, defend its intellectual property, and negotiate additional licensing arrangements.

Comment No. 2

Is the preponderance of the payment for the past or future use of the patents?

Company’s Response

As stated in our earlier responses, the Company does not have evidence of the fair value of the undelivered elements. The Company also does not have evidence of the fair value of the delivered elements. However, management believes that the preponderance of fair value is related to future use of the patents (elements No. 2 and 3 described above) due to the following:

•                 Element No. 1 of the settlement was related to the use of four patents in the United States. CPI delivered 65 patents upon signing of the settlement (element No. 2) and granted Polycom the right to use these patents worldwide.

•                 The value of element No. 3 is evidenced by the addition of five patents to the licensed portfolio since the execution of the agreement. The Company intends to continue its investment in research & development, to pursue patent protection of the intellectual property generated, and to license and defend those patents granted.

Comment No. 3

Address the Company’s accounting under both SOP 97-2 and SAB 104/EITF 00-21.

Company’s Response

Application of SOP 97-2

As the nature of the intellectual property protected in the CPI patents relates primarily to software, the Company looked to SOP 97-2 for direction on the accounting for the Polycom proceeds. Paragraph 48 of SOP 97-2 states:

 “As part of a multiple-element arrangement with a user, a vendor may agree to deliver software currently and to deliver unspecified additional software products in the future…..For example, the vendor may agree to deliver all new products to be introduced in a family of products over the next two years. These arrangements are similar to arrangements that include PCS in that the future deliverables are unspecified. Nevertheless, they are distinguished from arrangements that include PCS because the future deliverables are products, not unspecified upgrades/enhancements”.

Paragraph 49 of SOP 97-2 further states:

 “the software elements of the kind of arrangements discussed in paragraph 48 should be accounted for as subscriptions. No allocation of revenue would be made among any of the software products, and all software product-related revenue from the arrangement should be recognized ratably over the term of the arrangement, beginning with delivery of the first product.”

Management concluded that all three elements of the arrangement were software related. In this case, element (3) of this multiple-element arrangement relates to the delivery of unspecified product (future patents) during a five-year capture period. As was stated in a previous written response to the Staff, neither Avistar nor CPI had previously licensed one or more patents in order to establish objective value, nor was the Company aware of directly analogous situations where other companies had established the required evidence.

Based on the guidance in paragraphs 48 and 49 of SOP 97-2, and given that the fair value of the undelivered element was not determinable, management concluded that all revenue should be recognized ratably over the five-year capture period (the subscription period).

Application of SAB 104/EITF 00-21

Management concluded that the accounting under EITF 00-21/SAB 104 would be consistent with the accounting under SOP 97-2.

Specifically, under EITF 00-21, separate units of accounting exist only if the delivered items meet the criteria in paragraph 9 of EITF 00-21. Paragraph 9b states that “objective and reliable evidence of the fair value of the undelivered element” is needed. In this case, the fair value of the undelivered element (Element No. 3) is unknown. As such, the guidance in paragraph 10 is applicable and the arrangement would be treated as a single unit of accounting. Paragraph 10 of EITF 00-21 states:

“The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) with the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.”

In Issue 00-21, the EITF did not specify any particular attribution methodology for a single unit of accounting. In this case, the undelivered element related to the delivery of unspecified additional patents over a five-year capture period. As noted earlier, the Company believes that the preponderance of the fair value in this arrangement relates to the 65 patents licensed on the settlement date and the rights to future patents. However, since there was no objective evidence of fair value for the undelivered elements, the accounting under EITF 00-21 would require deferral of the entire fee. The Company concluded that amortization of the entire fee over the five-year capture period was a reasonable approach. In addition, we noted that this is similar to the accounting treatment for subscriptions under SOP 97-2, as described above.

Current & Future Impact on the Financial Statements, Based on Alternative(s)

As indicated above, the fee would be deferred under SOP 97-2 due to lack of vendor-specific, objective evidence or under EITF 00-21 due to lack of objective evidence of fair value for the undelivered elements. The amounts recognized as license revenue under this arrangement are separately shown on the face of the statement of operations and in the segment disclosure footnote, so that readers of the financial statements are fully aware of the impact of this transaction on the financial statements.

Intended Disclosure:

The Company believes that the accounting treatment for the Polycom Settlement & Cross-Licensing proceeds is fully and adequately disclosed in its “Revenue Recognition and Deferred Revenue” note in the 2004 Form 10K (F-12, paragraph 5).

Audit Committee Views on Company’s Accounting Treatment:

The Audit Committee of the Board of Directors of Avistar Communications agrees with the Company’s accounting treatment of the Polycom fees.

Prior SEC Staff Position on Issue:

The Company has reviewed the reported financials of Rambus Inc. (RMBS), and believes that Rambus represents a similar company in that it generates its revenue through the settlement of litigation and simultaneous licensing of intellectual property. We believe that there are other examples of similar companies such as Yahoo! (YHOO) and Qualcomm Inc. (QCOM).

Position of the Company’s Independent Auditors on Issue:

KPMG LLP, the Company’s independent registered public accountants during 2004, reviewed and concurred with the Company’s accounting and disclosure for the Polycom agreements. We have been informed by KPMG that their Department of Professional Practice (DPP), which is their National Office for technical matters, has reviewed this matter and concurs with the conclusions, as described herein, reached by the Company and the engagement team. We were told that the partner at DPP who was consulted was Jeffrey Jones. Likewise, Burr Pilger & Mayer LLP, the Company’s current independent registered accountants, have represented that they concur with the Company’s method of accounting.

A Description of Current or Previous Discussions With the Staff:

This communication represents the fourth interaction with the Staff on matters relating to the Staff’s review of the Company’s 2004 Form 10-K.

As a summary:

• Initial letter received from the SEC on September 2, 2005

•                  Response submitted September 23, 2005

• Follow-up letter received from the SEC on December 23, 2005

•                  Response submitted January 17, 2006

• Conference call was requested by the Staff on March 1, 2006

•                  Conference call conducted on March 7, 2006

• Written response submitted to the Staff on March 21, 2006

Please contact me at your earliest convenience to discuss any remaining questions or comments. My telephone number is (650) 320-4557. In addition, we would request that you provide a copy of future correspondence regarding this matter to the attention of Robert Habig at fax number (650) 610-2905, with a copy to Robert Latta and myself of WSGR at fax number (650) 493-6811.

We look forward to concluding this matter as soon as reasonably possible.

Very truly yours,

/s/ Asaf Kharal, Esq.

cc:                                 Kevin Reagan;  KPMG

Robert Latta;    WSGR

Mark Loveless; BPM

Avistar Audit Committee